Hello LaRosa Family,

I hope everyone is doing well as we start to, ideally, get out of this pandemic. As things start to get back to normal we're getting ready to make our next film. We are remaking "Nicky Newark" and calling it "The Tale of Nicky Newark". This is a re-imagining of the first film that we filmed in 2009/2010 and released in 2011. Basically I've had 10 years to think about what I would do different and I think right now is a great time for this kind of movie. We've been working with Casting Directors to get "name" actors for the leads and one of our Producers has a vast amount of experience in film distribution, which is how you actually make your money back. I'm happy to have Mark on the film as a Producer and also he has been giving me invaluable feedback on angel investing and start ups, which is what this is considered.

We'll be raising money through what they call "equity crowdfunding", which is where investors make their money back as the film makes money. It was passed in 2012 during the Job Acts Pres. Obama signed. We aren't "live" yet but the site we are using, called Wefunder , has several stages in order to get yourself to the point where you are ready to raise funds for the movie. They will be sending you all an email to check out the page. Apparently, due to the fact that this is SEC regulated (see below disclosure I had to put in) there are certain things I can't say on an email all of that information is on the site which the link will be in the email from Wefunder. If you are interested in looking at what we're doing and have any problems accessing please let me know.

Please keep your eyes open regarding an email from Wefunder and everyone stay safe and healthy.

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.



David LaRosa

August 12 ·

Happy to announce my next film. In 2009 I was happy to write and direct "Nicky Newark". A story about a parole officer who wanted to be an actor. Back then the film was simply funny. Now it's timely. I'm looking forward to re-entering the world of Nicky Newark with the next film I'll be directing called "The Tale of Nicky Newark". We made the first movie for $2,000. This go around we're seeking out an actual budget through equity crowdfunding (money is made while the movie makes its profits). Right now we are taking "reservations" as there needs to be SEC legal submission once we hit 50k in those reservations (see below).
Our plan. Why the film is important-especially today. It's all in the pitch video on the wefunder site at the link below.
Any questions you have please shoot me over a IM or call and I'm happy to chat.

Disclaimer:
Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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